UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Alpine Immune Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02083G 100

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Frazier Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,716,701 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,716,701 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,716,701 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 2,571,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of July 28, 2020. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 18,587,892 shares of Common Stock outstanding on May 7, 2020 as set forth in the Issuer’s Form 10-Q filed with the SEC on May 14, 2020, (ii) 5,139,610 shares of Common Stock that were sold on July 28, 2020 as described in the Issuer’s Current Form 8-K filed with the SEC on July 24, 2020 and (iii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of July 28, 2020.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,716,701 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,716,701 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,716,701 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 2,571,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of July 28, 2020. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 18,587,892 shares of Common Stock outstanding on May 7, 2020 as set forth in the Issuer’s Form 10-Q filed with the SEC on May 14, 2020, (ii) 5,139,610 shares of Common Stock that were sold on July 28, 2020 as described in the Issuer’s Current Form 8-K filed with the SEC on July 24, 2020 and (iii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of July 28, 2020.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,716,701 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,716,701 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,716,701 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 2,571,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of July 28, 2020. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 18,587,892 shares of Common Stock outstanding on May 7, 2020 as set forth in the Issuer’s Form 10-Q filed with the SEC on May 14, 2020, (ii) 5,139,610 shares of Common Stock that were sold on July 28, 2020 as described in the Issuer’s Current Form 8-K filed with the SEC on July 24, 2020 and (iii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of July 28, 2020.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. James Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 20,400 shares (1)
	8.	Shared Voting Power 2,716,701 shares (2)
	9.	Sole Dispositive Power 20,400 shares (1)
	10.	Shared Dispositive Power 2,716,701 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,737,101 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 20,400 shares of Common Stock issuable to James Topper pursuant to stock options exercisable within 60 days of July 28, 2020.
(2)

Consists of (i) 2,571,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of July 28, 2020. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(3)

Based on (i) 18,587,892 shares of Common Stock outstanding on May 7, 2020 as set forth in the Issuer’s Form 10-Q filed with the SEC on May 14, 2020, (ii) 5,139,610 shares of Common Stock that were sold on July 28, 2020 as described in the Issuer’s Current Form 8-K filed with the SEC on July 24, 2020, (iii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of July 28, 2020 and (iv) 20,400 shares of Common Stock issuable to James Topper pursuant to stock options exercisable within 60 days of July 28, 2020.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,716,701 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,716,701 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,716,701 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,571,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of July 28, 2020. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 18,587,892 shares of Common Stock outstanding on May 7, 2020 as set forth in the Issuer’s Form 10-Q filed with the SEC on May 14, 2020, (ii) 5,139,610 shares of Common Stock that were sold on July 28, 2020 as described in the Issuer’s Current Form 8-K filed with the SEC on July 24, 2020 and (iii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of July 28, 2020.

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the statement on Schedule 13D filed on July 31, 2017 (the “Original Schedule 13D”), as amended on January 23, 2019 (the “Prior Amendment”, and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the Common Stock of Alpine Immune Sciences, Inc (the “Issuer”), having its principal executive office at 188 East Blaine St., Suite 200, Seattle, WA 98102. Except as otherwise specified in Amendment No. 2, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

The Reporting Persons are filing this Amendment No. 2 to report a decrease in the percentage of the class beneficially owned by the Reporting Persons due to an increase in the aggregate number of outstanding securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)

FLS-VIII is the record owner of the Frazier Shares. As the sole general partner of FLS-VIII, FHM-VIII, L.P. may be deemed to own beneficially the Frazier Shares. As the sole general partner of FHM-VIII, L.P., FHM-VIII LLC may be deemed to own beneficially the Frazier Shares. As individual members of FHM-VIII LLC, each of the Topper and Heron may be deemed to beneficially own the Frazier Shares. Each Reporting Person disclaims beneficial ownership of all Frazier Shares other than those shares which such person owns of record, which in Topper’s case, includes the 20,400 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of July 28, 2020.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each FLS-VIII, FHM-VIII L.P., FHM-VIII LLC and Heron, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on (i) 18,587,892 shares of Common Stock outstanding on May 7, 2020 as set forth in the Issuer’s Form 10-Q filed with the SEC on May 14, 2020, (ii) 5,139,610 shares of Common Stock that were sold on July 28, 2020 as described in the Issuer’s Current Form 8-K filed with the SEC on July 24, 2020 and (iii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of July 28, 2020 .

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by Topper, is set forth on Line 13 of Topper’s cover sheet. Such percentage was calculated based on (i) 18,587,892 shares of Common Stock outstanding on May 7, 2020 as set forth in the Issuer’s Form 10-Q filed with the SEC on May 14, 2020, (ii) 5,139,610 shares of Common Stock that were sold on July 28, 2020 as described in the Issuer’s Current Form 8-K filed with the SEC on July 24, 2020, (iii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of July 28, 2020 and (iv) 20,400 shares of Common Stock issuable to James Topper pursuant to stock options exercisable within 60 days of July 28, 2020 .

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

Not applicable

(c)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Frazier Shares beneficially owned by any of the Reporting Persons.

(d)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2020	FRAZIER LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.P., its general partner
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: July 30, 2020	FHM LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: July 30, 2020	FHM LIFE SCIENCES VIII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: July 30, 2020	By:	*
James Topper

Date: July 30, 2020	By:	*
Patrick J. Heron

Date: July 30, 2020	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.